EFES

File: 082-04144

07023122

April 25, 2007

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 30 2007
WASH, D.C.
200

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding its Board of Directors' dividend distribution proposal to the General Assembly.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

Hurşit Zorlu
Chief Financial Officer
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No.3 Kartal 34870 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

THE BOARD OF DIRECTORS'

DIVIDEND DISTRUBUTION PROPOSAL TO THE GENERAL ASSEMBLY

In its meeting held on April 24th, 2007 (today), with the unanimous decision of the attendees, our Board of Directors resolved that:

1) Our cash dividend proposal of gross 0,85 YTL per each share with 1 YTL nominal value, calculated from the profit in the audited consolidated financial statements for the period of January-December 2006 prepared in accordance with the International Financial Reporting Standards as per the Communiqué Serial: XI, No: 25 on "Accounting Standards in Capital Markets" published by the Capital Markets Board thereby ensuring an 85% gross dividend distribution over the issued capital totalling 95.945.295,53 YTL, to be submitted to the approval of the General Assembly to be held on May 14th, 2007,

2) In accordance with the resolution of the Capital Markets Board No: 2/53 dated January 18th, 2007 and our corporate governance compliance reports published in previous years, our dividend distribution policy for 2007 and beyond to be designated and presented to the shareholders as a separate article at the General Assembly as:

   "Distribution of dividends amounting to at least 50% of the distributable net profit annually provided that this does not conflict with Capital Markets Board regulations in effect has been adopted as a policy. This policy will continue except for investment periods and other instances requiring high cash outflows and special conditions brought forth by the extraordinary economical developments."

For further information regarding Anadolu Efes, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

EFES

File: 082-04144

April 25, 2007

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SEC MAIL RECEIVED PROCESSING SECTION APR 30 2007 WASH. D.C. 200

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding its invitation to the Ordinary General Assembly.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Hurşit Zorlu
Chief Financial Officer
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

In its meeting dated 24.04.2007 (today) our Board of Directors resolved with unanimous decision of the attendees that "Based on the Company's 2006 calendar year operations, the Annual Ordinary General Assembly is to be held on 14th May 2007 Monday at 14:00 at the address "Esentepe Mahallesi, Anadolu Caddesi No:3 Kartal/İstanbul" with the agenda set forth below, the related announcement is to be made and all the necessary steps to be taken as required by the Turkish Commercial Code, the Articles of Association as well as other related regulations to materialize and finalize the meeting."

Press adverts for the invitation to our shareholders will be published on 27.04.2007 in the Turkish Trade Registry Gazette and Dünya newspaper.

Balance Sheet, Income Statement and Board of Directors' Annual Report as well as Board of Auditors' and Independent External Auditors' reports for the year 2006 will be available for the review of our shareholders at our Company offices and our website at www.anadoluefes.com 15 days prior to the meeting.

Annual Ordinary General Assembly Agenda

1. Election of the Board of the Assembly and authorization of the Board of the Assembly to sign the Minutes of the Meeting on behalf of the General Assembly.

2. Reading out and discussion of the reports of the Board of Directors, Board of Auditors and the Independent External Audit Company.

3. Reading out and discussion of the Consolidated Income Statement and Balance Sheet for 2006 calendar year prepared in accordance with International Financial Reporting Standards (as per the regulations of CMB).

4. Decision to release the members of the Board of Directors and Board of Auditors.

5. Decision on the proposal of the Board of Directors on distribution of profits.

6. Election of the new members of the Board of Directors and the Board of Auditors in place of those whose terms of office have expired and determine the terms of office and remuneration.

7. Information to be given to the shareholders on the donations made by the Company in 2006.

8. Authorization of the members of the Board of Directors as per Articles 334 and 335 of the Turkish Commercial Code.

9. According to the Capital Markets Board communiqué regarding "External Independent Audit", the decision for approval of the selection by the Board of Directors of the external audit company.

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)

tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

10. Information to be given to the General Assembly for the profit distribution policy for 2007 and beyond as per Capital Markets Board decision No: 2/53 dated 18.01.2007.

11. Decision to change the Company's Articles of Association according to the enclosed draft amendment, as per the approvals of the Capital Markets Board and the Ministry of Industry and Trade.

12. Closing.

Old Version

CAPITAL:

Article 7: The Company has accepted the registered capital system in accordance with the provisions of the 2499 Capital Markets Law, and has shifted to this system by a permission, ref. 308, dated 25.06.1992, of the Capital Markets Board. Registered capital of the Company is TL 200,000,000,000,000.- (two hundred trillion TL).

The issued and fully paid capital of the Company is TL 112,876,818,269,000 (hundred-twelve trillion eight hundred and seventy-six billion eight hundred and eighteen million two hundred and sixty-nine thousand Turkish Lira), divided into a total of 112,876,818,269 (hundred-twelve billion eight hundred and seventy-six million eight hundred and eighteen thousand two hundred and sixty-nine) shares each with a nominal value of TL 1,000.

Out of this capital:

(a) TL 125,177,700,000 (one hundred and twenty-five billion one hundred and seventy-seven million seven hundred thousand Turkish Lira) has already been paid in cash and in full by the shareholders;

(b) TL 12,752,524,624,988 (twelve trillion seven hundred and fifty-two billion five hundred and twenty-four million six hundred and twenty-four thousand nine hundred and eighty-eight Turkish Lira) has been paid through the revaluation fund formed by capitalization of the fixed assets pursuant to the repeated Article 298 of the 213 Tax Procedures Code and the temporary Article 11 of the same Code revised by the Laws 2791 and 3094;

New Version

CAPITAL:

Article 7: The Company has accepted the registered capital system in accordance with the provisions of the 2499 Capital Markets Law, and has shifted to this system by a permission, ref. 308, dated 25.06.1992, of the Capital Markets Board. Registered capital of the Company is YTL 900,000,000.- (nine hundred million YTL).

Company's issued capital of YTL 112,876,818.27 (hundred-twelve million eight hundred and seventy-six thousand eight hundred and eighteen new Turkish liras and twenty seven kuruş) is fully paid free of collusion.

Issued capital of YTL 112,876,818.27 is divided into 112,876,818.27 bearer shares each with YTL 1 nominal value.

As per the law no: 5274 regarding Amendments to the Turkish Commercial Code, nominal value of shares is changed to YTL 1 from TL 1,000. Due to this change, total number of shares has decreased and one share of YTL 1 will be given in exchange for 1,000 shares of each TL 1,000. Rights of the shareholders due to ownership of the shares are reserved regarding this change.

In conformity with the pertinent provisions of the Capital Markets Law, the Company is authorized to increase its issued capital by issuing new bearer shares up to the registered capital ceiling. In capital increases financed by internal sources and funds of the Company, new shares shall be allocated to the existing shareholders pro rata their shares in the capital.

Shares representing the capital are monitored on registered basis as per registry principles.

For further information regarding Anadolu Efes, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)

tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

(c) TL 51,015,402,327,230 (fifty-one trillion fifteen billion four hundred and two million tree hundred and twenty-seven thousand two hundred and thirty Turkish Lira) has been financed by capitalization of the subsidiaries and affiliates revaluation fund pursuant to the repeated Article 298 of the 213 Tax Procedures Code and the temporary Article 11 of the same Code revised by the Laws 2791 and 3094;

(d) TL 5,284,111,183,305 (five trillion two hundred and eighty four billion one hundred and eleven million one hundred and eighty-three thousand three hundred and five Turkish Lira) has been financed by capitalization of the proceeds of sale of the subsidiaries of the Company pursuant to the temporary Article 10 of the 5422 Corporate Tax Code revised by the Law 3332 and the temporary Article 23 of the same Code revised by the Law 4108;

(e) TL 1,100,545,052,459 (one trillion one hundred billion five hundred and forty-five million fifty-two thousand four hundred and fifty-nine Turkish Lira) has been financed by capitalization of the proceeds of sale of the real properties of the Company pursuant to the temporary Article 10 of the 5422 Corporate Tax Code revised by the Law 3332 and the temporary Article 23 of the same Code revised by the Law 4108;

(f) TL 823,210,075,356 (eight hundred and twenty-three billion two hundred and ten million seventy-five thousand three hundred and fifty-six Turkish Lira) has been financed by capitalization of the extraordinary reserve funds of the Company;

(g) TL 2,346,759,849,234 (two trillion three hundred and forty-six billion seven hundred and fifty-nine million eight hundred and forty-nine thousand two hundred and thirty-four Turkish Lira) has been financed by capitalization of emission premiums of the Company;

(h) TL 26,345,350,063,428 (twenty-six trillion three hundred and forty-five billion three hundred and fifty million sixty three thousand four hundred and twenty-eight Turkish Lira) has been financed by capitalization of the cost increase fund of the Company; and

(i) the balance of TL 13,083,737,393,000

ISSUANCE OF SHARE CERTIFICATES:

Article 11: Abrogated.

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

(thirteen trillion eighty-three billion seven hundred and thirty-seven million three hundred and ninety-three thousand Turkish Lira) has been financed through acquisition of Ege Biracılık ve Malt Sanayii Anonim Şirketi, a company registered in İzmir Trade Registry with Bornova 604/K 302 trade registry number, and of Güney Biracılık ve Malt Sanayii Anonim Şirketi, a company registered in Adana Trade Registry with 1152 trade registry number, and of Anadolu Biracılık Malt ve Gıda Sanayii Anonim Şirketi, a company registered in Çumra Trade Registry with 1432 trade registry number, as a whole, i.e. together with all of their assets, liabilities, rights and obligations, by the Company and through merger with such companies, pursuant to the provisions of Article 451 of the Turkish Commercial Code and Articles 37, 38 and 39 of the Corporate Tax Code, and in reliance upon Expertise Survey Report, ref. 1999/4095, dated 4 April 2000, issued upon order of the Istanbul 4th Commercial Court of First Instance, and in accordance with the principles set forth in the Merger Agreement approved by the general assemblies of shareholders of all of the merging companies.

The Company will issue and allocate new shares to the existing shareholders of all of the merging companies in return for their existing shares in accordance with the principles set forth in the Merger Agreement.

The Company will be liable for all debts and obligations of the merging companies, and will separately manage the assets and properties of the merging companies until all of such debts and obligations are paid or settled.

All of 112,876,818,269(hundred-twelve billion eight hundred and seventy-six million eight hundred and eighteen thousand two hundred and sixty-nine) shares representing the issued capital of TL 112,876,818,269,000 (hundred-twelve trillion eight hundred and seventy-six billion eight hundred and eighteen million two hundred and sixty-nine thousand Turkish Lira) are bearer shares.

In conformity with the pertinent provisions of the Capital Markets Law, the Company is authorized to increase its issued capital by issuing new registered or bearer shares and to combine the

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

share certificates in the form of denominations representing more than one share, up to the registered capital ceiling. In capital increases financed by internal sources and funds of the Company, new shares shall be allocated to the existing shareholders pro rata their shares in the capital.

ISSUANCE OF SHARE CERTIFICATES:

Article 11: The Company's issued capital of TL 112,876,818,269,000 (hundred-twelve trillion eight hundred and seventy-six billion eight hundred and eighteen million two hundred and sixty-nine thousand Turkish Lira) has been divided into a total of 112,876,818,269 (hundred-twelve billion eight hundred and seventy-six million eight hundred and eighteen thousand two hundred and sixty-nine) shares, each with a nominal value of TL 1,000, and distribution of the share certificates representing these shares is as shown below:

Rank of Shares	Type of Shares	Total Value (TL)
11	Bearer	25,083,737,393,000

END

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)

tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr